UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

J.Jill, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

46620W 102
(CUSIP Number)

Glenn Miller
c/o TowerBrook Capital Partners L.P.
Park Avenue Tower
65 East 55th Street, 19th Floor
New York, NY 10022
(212) 699-2200

Copy to:
Raphael M. Russo
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
(212) 373-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 46620W 102	SCHEDULE 13D	Page 2 of 14

1	NAME OF REPORTING PERSON TowerBrook Investors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,207,772 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,207,772 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,207,772 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 70.4% (1) (2)
14	TYPE OF REPORTING PERSON PN

(1)	Consists of 26,607,227 shares of Common Stock and 16,120,473 shares of Common Stock issuable upon exercise of warrants.
(2)
The percentage reported in this Statement is based upon (i) 44,819,549 shares of common stock outstanding as of September 10, 2020 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended August 1, 2020 filed with the SEC on September 10, 2020 and (ii) an additional 3,283,584 shares of Common Stock issued by the Issuer on September 30, 2020, as reported in the Current Report on Form 8-K filed with the SEC on October 2, 2020 and (iii) 16,120,473 shares of common stock that are issuable upon exercise of warrants.

CUSIP No. 46620W 102	SCHEDULE 13D	Page 3 of 14

1	NAME OF REPORTING PERSON TI IV JJill Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,207,772 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 45,207,772 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,207,772 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 70.4% (1) (2)
14	TYPE OF REPORTING PERSON PN

(1)	Consists of 26,607,227 shares of Common Stock and 16,120,473 shares of Common Stock issuable upon exercise of warrants.
(2)
The percentage reported in this Statement is based upon (i) 44,819,549 shares of common stock outstanding as of September 10, 2020 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended August 1, 2020 filed with the SEC on September 10, 2020 and (ii) an additional 3,283,584 shares of Common Stock issued by the Issuer on September 30, 2020, as reported in the Current Report on Form 8-K filed with the SEC on October 2, 2020 and (iii) 16,120,473 shares of common stock that are issuable upon exercise of warrants.

CUSIP No. 46620W 102	SCHEDULE 13D	Page 4 of 14

1	NAME OF REPORTING PERSON TI IV JJ GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,207,772 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,207,772 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,207,772 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 70.4% (1) (2)
14	TYPE OF REPORTING PERSON OO
(1)	Consists of 26,607,227 shares of Common Stock and 16,120,473 shares of Common Stock issuable upon exercise of warrants.
(2)
The percentage reported in this Statement is based upon (i) 44,819,549 shares of common stock outstanding as of September 10, 2020 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended August 1, 2020 filed with the SEC on September 10, 2020 and (ii) an additional 3,283,584 shares of Common Stock issued by the Issuer on September 30, 2020, as reported in the Current Report on Form 8-K filed with the SEC on October 2, 2020 and (iii) 16,120,473 shares of common stock that are issuable upon exercise of warrants.

CUSIP No. 46620W 102	SCHEDULE 13D	Page 5 of 14

1	NAME OF REPORTING PERSON TowerBrook Investors IV (Onshore), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,207,772 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,207,772 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,207,772 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 70.4% (1) (2)
14	TYPE OF REPORTING PERSON PN

(1)	Consists of 26,607,227 shares of Common Stock and 16,120,473 shares of Common Stock issuable upon exercise of warrants.
(2)
The percentage reported in this Statement is based upon (i) 44,819,549 shares of common stock outstanding as of September 10, 2020 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended August 1, 2020 filed with the SEC on September 10, 2020 and (ii) an additional 3,283,584 shares of Common Stock issued by the Issuer on September 30, 2020, as reported in the Current Report on Form 8-K filed with the SEC on October 2, 2020 and (iii) 16,120,473 shares of common stock that are issuable upon exercise of warrants.

CUSIP No. 46620W 102	SCHEDULE 13D	Page 6 of 14

1	NAME OF REPORTING PERSON TowerBrook Investors GP IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,207,772 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,207,772 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,207,772 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 70.4% (1) (2)
14	TYPE OF REPORTING PERSON PN

(1)	Consists of 26,607,227 shares of Common Stock and 16,120,473 shares of Common Stock issuable upon exercise of warrants.
(2)
The percentage reported in this Statement is based upon (i) 44,819,549 shares of common stock outstanding as of September 10, 2020 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended August 1, 2020 filed with the SEC on September 10, 2020 and (ii) an additional 3,283,584 shares of Common Stock issued by the Issuer on September 30, 2020, as reported in the Current Report on Form 8-K filed with the SEC on October 2, 2020 and (iii) 16,120,473 shares of common stock that are issuable upon exercise of warrants.

CUSIP No. 46620W 102	SCHEDULE 13D	Page 7 of 14

1	NAME OF REPORTING PERSON Neal Moszkowski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,207,772 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,207,772 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,207,772 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 70.4% (1) (2)
14	TYPE OF REPORTING PERSON IN
(1)	Consists of 26,607,227 shares of Common Stock and 16,120,473 shares of Common Stock issuable upon exercise of warrants.
(2)
The percentage reported in this Statement is based upon (i) 44,819,549 shares of common stock outstanding as of September 10, 2020 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended August 1, 2020 filed with the SEC on September 10, 2020 and (ii) an additional 3,283,584 shares of Common Stock issued by the Issuer on September 30, 2020, as reported in the Current Report on Form 8-K filed with the SEC on October 2, 2020 and (iii) 16,120,473 shares of common stock that are issuable upon exercise of warrants.

CUSIP No. 46620W 102	SCHEDULE 13D	Page 8 of 14

1	NAME OF REPORTING PERSON Ramez Sousou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,207,772 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,207,772 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,207,772 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 70.4% (1) (2)
14	TYPE OF REPORTING PERSON IN
(1)	Consists of 26,607,227 shares of Common Stock and 16,120,473 shares of Common Stock issuable upon exercise of warrants.
(2)
The percentage reported in this Statement is based upon (i) 44,819,549 shares of common stock outstanding as of September 10, 2020 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended August 1, 2020 filed with the SEC on September 10, 2020 and (ii) an additional 3,283,584 shares of Common Stock issued by the Issuer on September 30, 2020, as reported in the Current Report on Form 8-K filed with the SEC on October 2, 2020 and (iii) 16,120,473 shares of common stock that are issuable upon exercise of warrants.

CUSIP No. 46620W 102	SCHEDULE 13D	Page 9 of 14

Item 1.            Security and Issuer.
This statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of J.Jill, Inc., a Delaware corporation whose principal executive office is located at 4 Batterymarch Park, Quincy, MA 02169.

Item 2.  Identity and Background.
This statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)  TI IV JJill Holdings, LP;
(ii)  TI IV JJ GP, LLC;
(iii)  TowerBrook Investors IV (Onshore), L.P.;
(iv)  TowerBrook Investors GP IV, L.P.;
(v)  TowerBrook Investors, Ltd.
(vi)  Neal Moszkowski; and
(vi)  Ramez Sousou.

The principal business office for each of the Reporting Persons is:
c/o TowerBrook Capital Partners L.P.
Park Avenue Tower, 65 East 55th Street
New York, New York 10022

The Citizenship of each Reporting Person is set forth in Item 6 of each Reporting Person’s cover page.

The general partner of TI IV JJill Holdings, LP (“TI IV”) is TI IV JJ GP, LLC (“TI IV JJ”), the sole member of which is TowerBrook Investors IV (Onshore), L.P (“Investors IV”). The general partner of Investors IV is TowerBrook Investors GP IV, L.P. (“GP IV”). The general partner of GP IV is TowerBrook Investors, Ltd. (“TowerBrook Investors” and, collectively with TI IV, TI IV JJ, Investors IV and GP IV, the “TowerBrook entities”). Neal Moszkowski and Ramez Sousou are the directors and joint controlling shareholders of TowerBrook Investors. Their principal occupation relates to their respective positions with the TowerBrook entities and affiliated funds and investment vehicles.

Except as disclosed herein, none of the Reporting Persons, nor, to the best of any Reporting Person’s knowledge, any director, executive officer or controlling person of any Reporting Person, has, during the last five years, been (a) convicted of a criminal violation (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 46620W 102	SCHEDULE 13D	Page 10 of 14

Item 3.  Source and Amount of Funds or Other Consideration.
The information set forth in Item 6 of this Statement regarding the acquisition of the Warrants is hereby incorporated by reference in this Item 3.
Item 4.  Purpose of Transaction.
The information set forth in Item 6 of this Statement is hereby incorporated by reference in this Item 4.
Each Reporting Person intends to hold for investment purposes such securities reported as beneficially owned herein. Except as disclosed in this Item 4, none of the Reporting Persons, nor, to the best of any Reporting Person’s knowledge, any director, executive officer or controlling person of any Reporting Person, has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of this Statement.
Each Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the instructions to Item 4 of this Statement. Notwithstanding anything contained herein, each Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to such Reporting Person; developments with respect to the business of such Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market.
Item 5.  Interest in Securities of the Issuer.
The information contained on the cover pages of this Statement is incorporated by reference.

(a)          In the aggregate, the Reporting Persons may be deemed to beneficially own, as of the date on the cover page to this Statement, an aggregate of 42,727,700 shares of Common Stock, including 16,120,473 shares of Common Stock that may be issued upon exercise of the Warrants.

(b)          Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to have shared voting, disposition and investment power with respect to 16,120,473 shares of Common Stock issuable upon the exercise of the Warrants.

CUSIP No. 46620W 102	SCHEDULE 13D	Page 11 of 14

(c)          Other than the with respect to the issuance of the Warrants reported herein, none of the Reporting Persons has effected any transaction involving the Common Stock in the 60 days prior to filing this Statement.

(d)          To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)          Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Stockholders Agreement
In connection with the Issuer’s initial public offering (the “IPO”), on March 14, 2017 the Issuer entered into a Stockholders Agreement with TI IV, which, as further described below, contains certain rights for TI IV.
For so long as TI IV beneficially owns at least 50% of the Issuer’s Common Stock, TI IV will have prior approval rights over the following transactions:
•	Any increase or decrease in the size of the Issuer’s Board of Directors;
•
Any incurrence of indebtedness (other than (i) debt existing as of the date of the Stockholders Agreement or refinancing thereof, (ii) capital leases approved by the Issuer’s Board of Directors and (iii) intercompany debt) in excess of $10.0 million;

•
Any authorization, creation (by way of reclassification, merger, consolidation or otherwise) or issuance of equity securities (including preferred stock) other than issuances (i) pursuant to an equity compensation plan, (ii) by a subsidiary to the Issuer or another wholly owned subsidiary or (iii) upon conversion of convertible securities or exercise of options or warrants outstanding as of the date of the Stockholders Agreement or issued in compliance with the Stockholders Agreement;

•
Any redemption or repurchase of the Issuer’s equity securities, other than (i) from any director, officer, independent contractor or employee in connection with the termination of the employment or services of such director, officer or employee as contemplated by the applicable equity compensation plan or award agreement or (ii) pursuant to an offer made pro rata to all stockholders party to the Stockholders’ Agreement;

•	Any material acquisition of the assets or equity interests of any other entity in any single transaction or series of related transactions;
•	Any fundamental changes to the nature of the Issuer’s business that involve the entry into any new line of business;

CUSIP No. 46620W 102	SCHEDULE 13D	Page 12 of 14

•	The adoption, approval or issuance of any “poison pill,” stockholder or similar rights plan by the Issuer or the Issuer’s subsidiaries or any amendment of such plan;
•	Any amendment, restatement or modification of the Issuer’s certificate of incorporation or by-laws;
•
Any payment or declaration of any dividend or other distribution on any of the Issuer’s equity securities or entering into a recapitalization transaction the primary purpose of which is to pay a dividend, other than dividends required to be made pursuant to the terms of any outstanding preferred stock;

•	Appointment or removal of the chairperson of the Issuer’s Board of Directors;
•	The consummation of a change of control or entry into any contract or agreement the effect of which would be a change of control; and
•
The Issuer’s or any of the Issuer’s subsidiaries’ entry into any voluntary liquidation, dissolution or commencement of bankruptcy or insolvency proceedings, the adoption of a plan with respect to any of the foregoing or the decision not to oppose any similar proceeding commenced by a third party.

The effect of the Stockholders Agreement will be that TI IV may maintain control over the Issuer’s significant corporate transactions even if it holds less than a majority of the Issuer’s Common Stock.
The Stockholders Agreement also provides TI IV with certain rights with respect to the designation of directors to serve on the Issuer’s Board of Directors. As set forth in the Stockholder’s Agreement, for so long as TI IV beneficially owns at least 50% of the Issuer’s common stock, it is entitled to designate for nomination a majority of the Issuer’s Board of Directors. When TI IV beneficially owns less than 50% of the Issuer’s Common Stock but owns at least 10% of the Issuer’s Common Stock, TI IV is entitled to designate for nomination a number of directors in proportion to its ownership of the Issuer’s Common Stock, rounded up to the nearest whole person. When TI IV owns less than 10% of the Issuer’s Common Stock but owns at least 5% of the Issuer’s Common Stock, TI IV is entitled to designate for nomination the greater of (i) a number of directors in proportion to its ownership of the Issuer’s Common Stock, rounded up to the nearest whole person, and (ii) one director.
The foregoing description of the Stockholder’s Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholder’s Agreement, a copy of which is incorporated by reference from Exhibit 10.13 to the Issuer’s Annual Report on Form 10-K, filed on April 28, 2017.
Registration Rights Agreement
In connection with the Issuer’s IPO, the Issuer entered into a registration rights agreement on March 14, 2017 that provides TI IV an unlimited number of “demand” registrations and customary “piggyback” registration rights, and provides certain members of the Issuer’s management with customary “piggyback” registration rights. The registration rights agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act of 1933, as amended.

CUSIP No. 46620W 102	SCHEDULE 13D	Page 13 of 14

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholder’s Agreement, a copy of which is incorporated by reference from Exhibit 10.2 to the Issuer’s Form 10-K, filed on April 28, 2017.
Services Agreement
The Issuer is party to a services agreement with TowerBrook, pursuant to which TowerBrook has performed and will perform management support advisory services, planning and finance services for us. Under the services agreement, the Issuer agreed to pay and reimburse reasonable out of pocket expenses to TowerBrook for conducting these advisory services.
The foregoing description of the Services Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Services Agreement, a copy of which is incorporated by reference from Exhibit 10.8 to the Issuer’s Registration Statement on Form S-1, filed on February 10, 2017.
Warrant Agreement
In connection with a financial restructuring transaction, the Issuer entered into a Warrant Agreement with American Stock Transfer & Trust Company, LLC (the “Warrant Agreement”), pursuant to which the Issuer issued an aggregate of 16,120,473 warrants, subject to anti-dilution adjustment in the evert of certain corporate events of the Issuer as set forth in the Warrant Agreement (the “Warrants”) to TI IV JJill Holdings, LP. Each Warrant entitles holders thereof to purchase one share of Common Stock at an exercise price of $0.01 per share. The Warrants are exercisable until October 2, 2025.
The foregoing description of the Warrant Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Warrant Agreement, a copy of which is incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 2, 2020.

Item 7.  Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement.

99.2	Stockholders Agreement, dated as of March 14, 2017 (incorporated by reference from Exhibit 10.13 to the Issuer’s Annual Form 10-K, filed on April 28, 2017 (File No. 001-38026)).

99.3	Registration Rights Agreement, dated as of March 14, 2017 (incorporated by reference from Exhibit 10.2 to the Issuer’s Form 10-K, filed on April 28, 2017 (File No. 001-38026)).

99.4
Services Agreement, dated as of May 8, 2015, by and between Jill Acquisition LLC and TowerBrook Capital Partners L.P (incorporated by reference from Exhibit 10.8 to the Issuer’s Registration Statement on Form S-1, filed on February 10, 2017 (File No. 333-215993)).

99.5
Warrant Agreement, dated as of October 2, 2020, by and among J.Jill, Inc. and American Stock Transfer & Trust Company, LLC (incorporated herein by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K filed on October 2, 2020 (File No. 001-38026)).

CUSIP No. 46620W 102	SCHEDULE 13D	Page 14 of 14
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 2020

TOWERBROOK INVESTORS, LTD.
By:	/s/ Neal Moszkowski
Name: Neal Moszkowski Title: Director

TI IV JJIL HOLDINGS, LP
By:	/s/ Glenn Miller
Name: Glenn Miller Title: Vice President

TI IV JJ GP, LLC
By:	/s/ Glenn Miller
Name: Glenn Miller Title: Vice President

TOWERBROOK INVESTORS IV (ONSHORE), L.P.
By:	/s/ Glenn Miller
Name: Glenn Miller Title: Attorney-in-Fact

TOWERBROOK INVESTORS GP IV, L.P.
By:	/s/ Glenn Miller
Name: Glenn Miller Title: Attorney-in-Fact

NEAL MOSZKOWSKI
By:	/s/ Neal Moszkowski

RAMEZ SOUSOU
By:	/s/ Ramez Sousou